SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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May 16, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
 Washington, D.C. 20549
Attention:  Justin Dobbie, Legal Branch Chief
     Office of Transportation and Leisure
Re:          Hunter Maritime Acquisition Corp.
Schedule TO-I
Initially Filed April 27, 2017
File No. 005-89715
Dear Mr. Dobbie:
Reference is made to the tender offer statement on Schedule TO-I (the "Schedule TO") of Hunter Maritime Acquisition Corp. (the "Company") that was initially filed with the U.S. Securities and Exchange Commission (the "Commission") on April 27, 2017. By letter dated May 10, 2017  (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Schedule TO. An amended Schedule TO ("Amendment No. 3 to the Schedule TO"), which responds to the Staff's comments contained in the Comment Letter and includes certain updates related to the passage of time, is today being publicly filed by the Company with the Commission via EDGAR.
On behalf of the Company, we respond to the Staff's comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 3 to the Schedule TO. References to section headings in our responses below are to the section headings of the Company's Amended and Restated Offer to Purchase, which is filed as Exhibit (a)(1)(C) to Amendment No. 3 to the Schedule TO.
Exhibit 99(a)(1)(A)
The Acquisition, page 38
The Master Agreement, page 38
1.	We note that three of the ships you plan to acquire were built in 2011 and two were built in 2010. Please disclose how the age of your fleet will compare to the average age for the industry.
In response to the Staff's comment, the Company has revised the description of the Acquisition Vessels under the heading "The Acquisition—The Master Agreement" in the Amended and Restated Offer to Purchase to disclose the average age of the Acquisition Vessels as compared to the average age of the worldwide capesize fleet and the average industry-wide age of dry bulk vessels.
Background of the Transaction and Conduct Prior to Closing of the Acquisition, page 38
2.	Please briefly summarize the negotiations and in-person meetings you had with the Sellers after you were approached in late December by Arrow Shipbroking Group.
In response to the Staff's comment, the Company has supplemented the disclosure under the heading "The Acquisition— Background of the Transaction and Conduct Prior to Closing of the Acquisition" to include a summary of the in-person meetings and negotiations that the Company had with the Sellers after being approached by Arrow Shipbroking Group.

U.S. Securities and Exchange Commission
May 16, 2017

3.	Please describe the issues your board of directors considered, both in favor of the Acquisition and against the Acquisition, in making its determination of the advisability of the Acquisition.
In response to the Staff's comment, the Company has revised the disclosure under the heading "The Acquisition— Background of the Transaction and Conduct Prior to Closing of the Acquisition" to include a description of the issues the Company's board of directors considered in favor of and against the Acquisition in making its determination of the advisability of the Acquisition.
Other Agreements Entered into in Connection with the Acquisition, page 41
Vessel Employment Agreements, page 42
4.
Please disclose whether you expect to amend any of the material terms of the existing vessel employment agreements through the Charter Novation Agreements. Please also revise the disclosure on page 38 to discuss all other material terms of the existing agreements, including term and termination provisions, extension options and adjustments to the daily charter rates.

In response to the Staff's comment, the Company has revised the disclosure under the heading "The Acquisition— Other Agreements Entered into in Connection with the Acquisition—Vessel Employment Agreements" to disclose that the Company does not expect to amend any of the material terms of the existing vessel employment agreements through the Charter Novation Agreements. The Company advises the Staff that the novations are effectively new agreements between the Company and the charterers, with the Company (or its subsidiary nominee) as the new owner. The Company has added all other material terms of the existing agreements to the chart containing summary information about the Acquisition Vessels which appears under the heading "The Acquisition—The Master Agreement" in the Amended and Restated Offer to Purchase.
5.
We note your disclosure that "[w]hen trading in the spot market, [you] expect that [your] vessels will likely be deployed in the Capesize Chartering Limited Pool." Please briefly describe the Capesize Chartering Limited Pool, including how revenues are allocated among its members.

In response to the Staff's comment, the Company has revised the disclosure under the heading "The Acquisition— Other Agreements Entered into in Connection with the Acquisition—Vessel Employment Agreements" in the Amended and Restated Offer to Purchase to include a description of the Capesize Chartering Limited Pool and how the pool allocates revenues among its members.
Accounting Treatment of the Acquisition, page 44
Lack of Historical Operating Data for Vessels Before Their Acquisition, page 44
6.
We note your disclosure that you would account for the vessels' acquisition as asset acquisition rather than business combination. You cite on page 44 that there is no historical financial and/or operational due diligence process. You state that you may not obtain the historical operating data for the vessels from the sellers because that information is not material to your decision to make acquisitions, nor do you believe it would be helpful to potential investors in assessing your business or profitability. We also note your disclosure that certain of the vessels have time charters and employment agreements in place that you would assume upon the closing of the transaction. In that regard, please explain to us how you consider the guidance within Article 11-01(d) of Regulation S-X in determining whether it is a business combination and whether acquiree's financial statements should be provided under Rule 3-05 of Regulation S-X.

The Company respectfully advises the Staff that it has considered the guidance within Article 11-01(d) of Regulation S-X, together with the guidance of the Commission contained in the Division of Corporation Finance Financial Reporting Manual, as to whether the Company's purchase of the Acquisition Vessels would represent an acquisition of a business for which prior financial statements would be material to understanding the contemplated transaction, such that financial statements are required to be provided under Rule 3-05 of Regulation S-X.

U.S. Securities and Exchange Commission
May 16, 2017

As described below, consistent with shipping industry practice, the Company has concluded that its purchase of the Acquisition Vessels (whether acquired with or without a charter or other employment agreement) does not, individually or in the aggregate, constitute the acquisition of a business under the guidance provided by Article 11-01(d).
In arriving at that conclusion, the Company considered and applied the following factors set forth in Article 11-01(d): (1) whether the nature of the revenue producing activity of the component will remain generally the same as before the acquisition; and (2) whether any of the following attributes remain with the component after the transaction: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques, or (viii) trade names. Set forth below is the background of the Acquisition and the Company's application of the factors set forth in Article 11-01(d).
Background
As is customary in the shipping industry, the individual purchase, sale and delivery of each of the Acquisition Vessels is governed by the terms and conditions of a separate Memorandum of Agreement (the standard form of ship sale contract used in the shipping industry, which is adopted by the Baltic and International Maritime Council under the code name "Norwegian Sale Form Memorandum of Agreement 2012"). In addition, the Company and the Sellers have entered into a Master Agreement, which sets forth certain terms relating to, among other things, the en-bloc nature of the Acquisition. For purposes of this letter, we collectively refer to the Memoranda of Agreement and the Master Agreement as the "Purchase Agreements."
Consistent with shipping industry practice, the Purchase Agreements provide the Company with the right to inspect the physical condition of the Acquisition Vessels and to examine their respective classification records. While the Master Agreement permits the Company to request from the Sellers certain financial and other information to the extent such information is required to be disclosed in the Company's filings with the Commission, the Purchase Agreements do not give the Company the right to perform any historical financial due diligence with respect to the Acquisition Vessels, nor do they otherwise give the Company the right to obtain any historical financial information with respect to the Sellers, because that information was not material to the Company's decision to purchase the Acquisition Vessels and the Company does not believe it would be helpful to potential investors in assessing the Company's ability to operate the Acquisition Vessels profitably in the future. This is because after the consummation of the Acquisition, the Acquisition Vessels will have, among other things, new commercial management, newly negotiated technical management, new insurance coverage, new financing, and as soon as practicable after the closing, a new flag, new registration, and new name, and the Company's fleet size, location, and operational structure may, and are expected to, dictate different operations and economies of scale. The Company's decision to purchase the Acquisition Vessels was based primarily on its assessment of future market opportunities and the ability of its managers to successfully employ the vessels in favorable chartering arrangements. Prior to the Company's taking delivery of the Acquisition Vessels, the Sellers will be required to furnish evidence that the Acquisition Vessels are free of any encumbrances (including all liens resulting from indebtedness or otherwise).
The Company expects that at the closing of the Acquisition, four of the Acquisition Vessels will be employed on time charters and one Acquisition Vessel will operate in the spot market. As further discussed below, in most cases, as is the case here, when a vessel is under time charter or other form of employment, the vessel cannot be acquired without the charterer's consent, and without the buyer entering into a separate direct tripartite agreement with the charterer to assume or otherwise novate the existing charter. With respect to the Acquisition, assuming the current charterers provide their requisite consent, these charter contracts will be novated to the Company, via novation agreements to which both the Company and each charterer will be direct parties, which will be effective upon consummation of the Acquisition. Notably, if during the period between the execution of the Master Agreement and the closing of the Acquisition, a Seller secures a new chartering arrangement for the applicable Acquisition Vessel, the Sellers have agreed that any such new chartering arrangement shall have a term of no more than six (6) months and would be subject to the prior written consent of the Company (which consent may not to be unreasonably withheld).

U.S. Securities and Exchange Commission
May 16, 2017

Other relevant facts the Company has considered are that, at or shortly following the closing of the Acquisition, the Company will engage Bocimar International NV, a party affiliated with the Company's Sponsor, as the new commercial manager of the Acquisition Vessels, the Company will enter into newly negotiated technical management agreements with the technical manager of the Acquisition Vessels, the Company will secure new insurance for the Acquisition Vessels, no employees will be acquired in the Acquisition, and the Company will secure new financing for the Acquisition Vessels.
According to the Commission's Division of Corporation Finance Financial Reporting Manual, the Staff's analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition, such that disclosure of prior financial information is material to an understanding of future operations.  As further discussed below, the Company has concluded that, based on its analysis of the factors set forth in Article 11-01(d), there is little continuity between the Acquisition Vessels' operations (individually or in the aggregate) prior and subsequent to the consummation of the Acquisition.
Analysis
Article 11-01(d)(1) - Revenue Producing Activity
The Company believes that there is little continuity between the Acquisition Vessels' operations (individually or in the aggregate) prior and subsequent to the consummation of the Acquisition, and therefore, disclosure of prior historical financial information is not material to an understanding of future operations.
The revenue producing activity of the Acquisition Vessels is the provision of maritime transportation of commodities and raw materials. After the transaction, the Acquisition Vessels will continue this revenue producing activity.  However, each Acquisition Vessel is a bare asset consisting of steel that cannot operate without, among other things, a crew, technical manager, commercial manager, or insurance (and none of these business processes or operations were acquired as part of the Acquisition), and will not generate any revenue unless hired for employment.
Time Charters and Other Chartering Arrangements
While the Company has agreed to acquire the Acquisition Vessels, the mere purchase of the Acquisition Vessels does not transfer the relevant charter automatically, which is a separate service agreement between the vessel owner and the charterer. Consistent with shipping industry practice, the Company cannot assume the existing charters as part of the purchase without the applicable charterer's consent and the purchaser and the charterer entering into a direct tripartite agreement. If the existing charterers so consent, upon the consummation of the Acquisition, the Company will enter into separately negotiated novation agreements with each of the Sellers and the existing charterers, pursuant to which these charter agreements will be novated to the Company and thereafter, the Sellers will be released from the applicable charter. If the parties thereto are unable to agree on the novation, the applicable Seller would be unable to sell the Acquisition Vessel to the Company due to change of control or anti-assignment restrictions contained in the charters.
While these charters are expected to be novated to the Company, the nature of future charters may vary substantially depending on market demand and the Company's employment strategy, for example, whether the Company will seek to employ its vessels on the spot market, long-term time charter, bareboat charter, or otherwise. As of the date hereof, the remaining duration of the charter agreements currently in place with respect to the Acquisition Vessels represents only a very small portion of the estimated remaining economic useful lives of the vessels, which is approximately 20 years. The time charters relating to four of the Acquisition Vessels are scheduled to expire, at the latest, in October 2017, February 2018, April 2018, and July 2018, respectively (the fifth Acqusition Vessel currently operates in the short-term spot market). At the conclusion of each charter, the Company will evaluate the best economic use of such Acquisition Vessel.  The Company has substantial market risk on expiration of the existing charters and there is no assurance that the existing charterers will wish to renew their charters on terms that the Company would find attractive or at all.

U.S. Securities and Exchange Commission
May 16, 2017

All other aspects of the vessel will be changed and/or newly negotiated upon the acquisition, including the commercial management and technical management of the Acquisition Vessels, discussed below.
Commercial Management
Commercial management services are imperative to the operation of a vessel. Commercial management services typically include, but are not limited to, day-to-day commercial operation of the vessels, market evaluations for chartering opportunities, the handling of charter disputes, and internal reporting. Prior to the consummation of the Acquisition, the Acquisition Vessels were commercially managed under the direction of the Sellers, whereas at or shortly following the closing of the Acquisition, the Company will engage Bocimar International NV, a party affiliated with the Company's Sponsor, for the provision of commercial management services.
Technical Management
Technical management services are also imperative to the operation of a vessel. Technical management services typically include, among other things, technical support, such as arranging the hiring of qualified officers and crew, arranging and supervising the maintenance, repairs and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs and monitoring regulatory and classification society compliance and customer standards. Although the technical manager of the vessels will remain the same before and after the consummation of the Acquisition because the Company has, as a negotiated condition to the Acquisition, elected to retain the same technical manager, new technical management contracts will be negotiated and entered into between the Company and the technical manager, based on arms'-length terms. The Sellers' existing technical management contracts will not be transferred in the Acquisition and will be terminated upon the consummation of the Acquisition. Accordingly, the existing technical management agreements were irrelevant to the Company's decision to acquire the Acquisition Vessels. Although the technical manager is a company affiliated with the Sellers, no part of the purchase price for the Acquisition Vessels accounted for the engagement of the technical manager by the Company after the Acquisition.
Article 11-01(d)(2) - Attributes
The Company will have had, or will have arranged to have, each of the business attributes in place and available to the Company prior to its acquisition of the Acquisition Vessels.  The following is a summary of the relevance of each attribute described in Article 11-01(d) of Regulation S-X:
(i)	Physical facilities
The sole physical facilities are the Acquisition Vessels; however, they will be re-registered, re-flagged, and re-named by the Company as soon as practicable following the closing of the Acquisition. In addition, the maintenance of the Acquisition Vessels will be performed under newly negotiated technical management agreements with the technical manager of the Acquisition Vessels.
(ii)	Employee base
All employees are either new or existing employees of the Company. The Company has, as a negotiated condition to the Acquisition, elected to keep in place the technical manager of the Acquisition Vessels pursuant to a newly negotiated technical management agreements (as described above). As a result, since the vessel crews are hired and provided by the technical manager, crewing arrangements for the Acquisition Vessels may remain in place after the Company acquires the Acquisition Vessels, at least during the remaining term of the existing charters. The Company has not acquired any employees from the Sellers as part of the Acquisition.
(iii)	Market distribution system
After the expiration or earlier termination of the charters for the Acquisition Vessels, the vessels will be chartered through, and marketing efforts will be conducted solely by, a new commercial manager. There will be no continuity of the market distribution system.

U.S. Securities and Exchange Commission
May 16, 2017

(iv)	Sales force
Securing employment of the Acquisition Vessels will be performed by a new commercial manager. None of the Sellers' sales force, if any, will be retained by the Company.
(v)	Customer base
There is no certainty of long-term continuity of the customer base. The customer base will continue in place at least for the remainder of the existing charter periods, pursuant to separately negotiated novation agreements with each of the Sellers and the existing charterers, pursuant to which these charter agreements will be novated to the Company and thereafter, the applicable Seller will be released from the relevant charter. As of the date hereof, the remaining duration of the charter agreements currently in place represents only a very small portion of the estimated remaining economic useful lives of the Acquisition Vessels, which is approximately 20 years. The time charters relating to four of the Acquisition Vessels are scheduled to expire, at the latest, in October 2017, February 2018, April 2018, and July 2018, respectively (the fifth Acqusition Vessel currently operates in the short-term spot market). At the conclusion of each charter, the Company will evaluate the best economic use of such vessel. The Company has substantial market risk on expiration of the existing charters and there is no assurance that the existing charterers will wish to renew their charters on terms that the Company would find attractive or at all.
(vi)	Operating rights
The Company will be required to re-register the Acquisition Vessels with the appropriate licensing and flagging authorities and cannot acquire the rights to operate an Acquisition Vessel simply by buying it. The Company must put in place new licenses to change ownership of the Acquisition Vessels and put new insurance agreements in place. The operating rights cannot be transferred from one owner to another. Operating rights will not be acquired in the Acquisition.
(vii)	Production techniques
Not applicable. The Acquisition Vessels do not hold or have the right to any production techniques, and accordingly, no production techniques will be acquired in the Acquisition.
(viii)	Trade names
Not applicable. The Company did not acquire any trade names.  "Hunter Maritime Acquisition Corp." is a new business name. As soon as practicable following the closing of the Acquisition, the Acquisition Vessels will be renamed.
Conclusion
In conclusion, given the factors noted above, the Company believes the application of Article 11-01(d) leads to the determination that the Company's purchase of the Acquisition Vessels under the Purchase Agreements constitutes the acquisition of assets rather than the acquisition of a business, and therefore, pro forma financial information and Rule 3-05 financial statements are not required.
With respect to the Acquisition Vessels, for which revenue producing activities or customers existing prior to the Company's closing of the Acquisition is expected to temporarily continue after the closing of the Acquisition, the charter periods represent only a small portion of the estimated remaining economic useful life of the Acquisition Vessels, which is approximately 20 years. Thus, if there is any continuity of revenue producing activities or customer base, it is only for a relatively brief period of time and may change substantially upon expiration of such existing charter periods.

U.S. Securities and Exchange Commission
May 16, 2017

The Company did not acquire any facilities (excluding the Acquisition Vessels themselves), employees, distribution systems, operating rights, production techniques or trade names. These asset purchases bear little economic resemblance to the acquisition of an ongoing business, which would have continuing operations, management, employees, financing, customers and facilities. Moreover, while the Master Agreement permits the Company to request from the Sellers certain financial and other information to the extent such information is required to be disclosed in the Company's filings with the Commission, consistent with industry practice, the Purchase Agreements do not give the Company the right to perform any historical financial due diligence with respect to any Acquisition Vessel, nor do they otherwise give the Company the right to obtain any historical financial information with respect to the Sellers (except in limited circumstances under the Master Agreement as described in the Company's response to Comment #7 below), because that information is not material to the Company's decision to purchase the Acquisition Vessels and the Company does not believe it would be helpful to potential investors in assessing the Company's business or profitability. The Company's decision to purchase the Acquisition Vessels was based primarily on its assessment of future market opportunities and the ability of its managers to successfully employ the vessels in favorable chartering arrangements.
Based upon the Company's evaluation of these facts, the Company believes that it has correctly interpreted Rule 11-01(d) and that the Acquisition would be properly accounted for as the purchase of assets, and therefore, the Company has described it as such.
7.
We note your disclosure on page 44 that "[t]he standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel." However, it appears that Section 6.3 of the Master Agreement permits you to request such information. Please clarify your disclosure accordingly or advise.

The Company respectfully advises the Staff that the statement referenced in the above comment was a reference to the terms of the standardized memorandum of agreement that is commonly used in the shipping industry, which does not give a buyer of a vessel the right to inspect, or receive copies of, the historical operating data of the vessel. The Company, however, when negotiating the terms of the Master Agreement with the Sellers separately from those memoranda of agreement governing the individual purchase, sale and delivery of the Acquisition Vessels, included Section 6.3 obligating the Sellers to supply the Company with such information, upon request, to the extent that such information is required to be disclosed in the Company's filings with the Commission.
Consistent with shipping industry standards, the memoranda of agreement and the Master Agreement, however, do not give the Company the right to perform any historical or financial due diligence with respect to any Acquisition Vessel, nor do they otherwise give the Company the right to obtain any historical financial information with respect to the Sellers.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com), Robert E. Lustrin at (212) 574-1420 (lustrin@sewkis.com), or Filana R. Silberberg at (212) 574-1308 (silberberg@sewkis.com).
Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.